UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed in the Form 6-K dated June 17, 2025, Intelligent Group Limited (the “Company”) (Nasdaq: INTJ) entered into certain securities purchase agreement with certain individuals and entities named therein (each an “Investor,” and collectively, the “Investors”) pursuant to which the Company agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, par value $0.00001per share, through a private investment in public equity, at a price of $0.2615 per Share (the “PIPE”).

Upon satisfying all closing conditions, the PIPE was consummated on July 14, 2025. The Company issued an aggregate of 15,000,000 Class A ordinary shares to the Investors. Following the closing of the PIPE, the Company has an aggregate of 28,125,000 ordinary shares, comprising of 26,625,000 Class A ordinary shares and 1,500,000 Class B ordinary shares, issued and outstanding as of the date of this report.

The Company has issued a press release regarding the closing of the PIPE, which is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: July 15, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release issued on July 15, 2025, regarding the closing of the PIPE

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